UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-33579
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
INTERDIGITAL
SAVINGS AND PROTECTION PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
INTERDIGITAL, INC.
781 Third Avenue, King of Prussia, Pennsylvania 19406-1409

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
C O N T E N T S
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
InterDigital, Inc.
Savings and Protection Plan
King of Prussia, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the InterDigital Savings and Protection Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year at December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Morison Cogen LLP
Bala Cynwyd, Pennsylvania
June 23, 2011

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009
Investments at fair value (see Notes 2 and 3)	$53,025,706	$41,237,155
Cash	2,806	525
Employer profit sharing receivable	—	469,765
Notes receivable from participants	210,495	261,499

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$53,239,007	$41,968,944

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(218,847)	(15,849)

NET ASSETS AVAILABLE FOR BENEFITS	$53,020,160	$41,953,095

The accompanying notes are an integral part of these financial statements.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
ADDITIONS
Investment income
Dividend income	$603,529	$487,315
Interest from notes receivable from participants	13,586	19,694
Net appreciation in fair value of investments	7,243,088	5,987,847

Total investment income	7,860,203	6,494,856

Contributions
Employer	972,107	1,473,093
Participants	3,209,493	3,409,781
Rollover	1,025,140	67,125

Total contributions	5,206,740	4,949,999

TOTAL ADDITIONS	13,066,943	11,444,855

DEDUCTIONS
Payment of benefits	1,990,207	2,376,478
Other deductions	9,671	600

TOTAL DEDUCTIONS	1,999,878	2,377,078

NET INCREASE	11,067,065	9,067,777

NET ASSETS AVAILABLE FOR BENEFITS — BEGINNING OF YEAR	41,953,095	32,885,318

NET ASSETS AVAILABLE FOR BENEFITS — END OF YEAR	$53,020,160	$41,953,095

The accompanying notes are an integral part of these financial statements.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the InterDigital Savings and Protection Plan (the “Plan”) is provided for general information purposes. Plan participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution 401(k) plan of InterDigital, Inc. and its participating subsidiaries (the “Company” or “InterDigital”) for its eligible employees. For purposes of before-tax contributions and matching contributions, an eligible employee will be eligible to participate in the Plan in the next payroll period, or as soon as administratively possible, following the date the eligible employee attained age 18 and completed one month of service with the Company. For purposes of discretionary profit sharing contributions, an eligible employee will be eligible to participate in the Plan on the next payroll period, or as soon as administratively possible, following the date the eligible employee attained age 18 and completed 93 consecutive days of service with the Company.
The following individuals are not eligible to participate in the Plan: (i) individuals employed by the Company as part of an academic course of study, such as a work-study program, co-op program or similar arrangements; (ii) collective bargaining employees; (iii) leased employees within the meaning of Internal Revenue Code (“IRC”) Sections 414(n)(2) and 414(o)(2); and (iv) nonresident aliens who receive no earned income that constituted income from sources within the United States.
The Plan was established effective February 1, 1985, restated January 1, 1997, and restated January 1, 2007, when the Plan name was changed from InterDigital Communications Corporation Savings & Protection Plan to InterDigital Savings & Protection Plan, and most recently amended and restated effective January 1, 2010. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). State Street Bank & Trust is the trustee of the Plan. Diversified Investment Advisors (“Diversified”) is the Plan custodian and third party administrator of the Plan’s assets.
Contributions
All participant contributions are made on a before-tax basis. Each participant may invest from 1% to 100% of annual compensation as a basic contribution subject to state, local, and certain Federal taxes. The total of the basic and supplemental contributions cannot exceed IRC limitations for each plan year. For both the 2010 and 2009 plan years, such limit was $16,500. In addition, participants who have attained the age of 50 may make pre-tax contributions that exceed the IRC limitations. In both 2010 and 2009, the maximum additional annual contribution was $5,500 for individuals who have attained the age of 50. If a participant’s annual contributions exceed the dollar limitation set by the IRC, thereby requiring a distribution of such excess contributions, the participant will forfeit any employer matching contributions related to the distribution amount. Amounts forfeited will be used by the Company to reduce future employer matching contributions.
The Company may, at its sole discretion, contribute to the Plan through matching contributions and/or discretionary employer contributions. The Company currently matches 50% of the first 6% of each participant’s contribution, as defined by the Plan. From January 1, 2008 to May 31, 2009 the Company match was directed by the Company to the InterDigital Stock Fund under the Plan. The participant could immediately transfer the stock match to other investment alternatives. Beginning June 1, 2009, the Company match was distributed in cash deposited into participants’ accounts according to their elected fund investments. Through December 31, 2009, the Company also made discretionary employer contributions in the form of lump sum payments as determined from time to time by the Board of Directors of the Company. As of December 31, 2009, the Company accrued a $469,765 discretionary payment related to 2009. This contribution was associated with the Company’s performance in 2009. The Plan recorded a related receivable at December 31, 2009. There was no such contribution or related receivable associated with the year ended December 31, 2010.
The IRC limits the amount of pay that may be used to determine participants’ discretionary contributions. The limit was $245,000 in both 2010 and 2009. The IRC also limits the amount of all contributions that can be made for or by a participant to the Plan in a given year. The limit was the lesser of 100% of pay or $49,000 for both 2010 and 2009.
Employee rollover contributions from other qualified retirement plans are permitted; such contributions are subject to the conditions and procedures set forth in the Plan.

Participant Accounts
Each participant’s account is credited with that participant’s contributions, allocations of the Company’s matching contributions, discretionary employer contributions, and Plan earnings and losses. Allocations of discretionary employer contributions are based on a percentage of a participant’s eligible annual base compensation as determined by the Board of Directors of the Company. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Terminated participants forfeit unvested Company contributions. Forfeitures are used to reduce future employer matching contributions.
Vesting
Rollover contributions and participants’ before-tax contributions are 100% vested and nonforfeitable. Plan participants who were credited with an Hour of Service (as defined in the Plan) prior to January 1, 2004 shall be vested in their discretionary matching and employer contributions as follows:

Periods of Service	Percentage
Less than 1 year	33%
At least 1, less than 2 years	67%
2 or more years	100%
All other participants shall be vested in their discretionary matching and employer contributions as follows:

Periods of Service	Percentage
Less than 1 year	0%
At least 1, less than 2 years	33%
At least 2, less than 3 years	67%
3 or more years	100%
Participants who die while an employee of InterDigital or retire at their normal retirement age (age 65) are 100% vested in their account, regardless of their length of service.
On March 30, 2009, the Company announced a repositioning plan that included the cessation of further product development of its SlimChip® modem technology. The repositioning resulted in a reduction in force of approximately 100 employees across the Company’s three locations, the majority of which were terminated effective April 3, 2009. The employees affected by the repositioning had their discretionary matching and employer contributions vest 100% upon termination, regardless of their length of service.
Notes Receivable from Participants
Any participant who is an active employee may apply for a secured loan provided the request does not exceed the lesser of 50% of their vested account balance or $50,000. The minimum loan amount was $500 during 2010 and 2009. Only one loan per participant may be made every 365 days and all loans are subject to approval by the Company as Plan Administrator. Loan terms are limited to five years set at the inception of each loan. Interest rates are set at an annual rate of prime + 1%. The rates of outstanding loans at December 31, 2010 and 2009 ranged between 4.25% and 9.25%. Interest paid by the participant is credited to the participant’s account. If a participant’s balance remains unpaid for more than 90 days after it is due, the loan will be in default on the outstanding loan amount and the participant’s vested account will be reduced by the amount of the unpaid principal and interest. The unpaid amount is treated as a taxable withdrawal and is subject to federal income taxes. Loans in default, in principle plus interest, at December 31, 2010 and 2009 were $0 and $28,491, respectively. Outstanding loans become due and payable in full 60 days after the related participant ceases to be an employee and a party-in-interest, as defined by ERISA, or after complete termination of the Plan.
When a participant receives a distribution from the Plan, any outstanding principal plus accrued interest will be deducted from the amount of the distribution. A participant may then either default on the loan or make arrangements to continue loan repayments beyond when they become entitled to a distribution as long as their remaining interest in the Plan exceeds their outstanding loan balance.
Payment of Benefits
If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant’s beneficiary is entitled to the vested amount of their account as valued on the applicable valuation date. In the event of a participant’s death, distribution of their account will be made as soon as administratively practicable upon the receipt of appropriate documentation from their designated beneficiary. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions from a participant’s account are made in a single lump sum payment. Employees may defer payment of their account under the Plan.
Plan Termination
The Company may amend or suspend the Plan and may terminate the Plan at any time subject to the provisions of ERISA; although there is no present intent to do so. However, no such action may cause the Plan’s assets to be used for purposes other than the exclusive benefit of the participants and their beneficiaries. If the Plan is terminated, all such participants’ accounts shall become fully vested and all accounts of participants shall be distributed as soon as administratively possible.
Investment Options
Prior to June 1, 2009, all investments were participant-directed except for the Company’s matching and discretionary employer contributions, which by the terms of the Plan were directed by the Company to the InterDigital Stock Fund. Participants, however, were permitted to reallocate their holdings among available investment options at any time. Beginning June 1, 2009, all investments are participant-directed including the Company matching and discretionary employer contributions. Fund descriptions below were obtained from fund brochures and other Plan documents:
SHORT-TERM BONDS:
Federated U.S. Treasury Cash Reserves, Institutional Service Shares Fund
The fund seeks to provide conservative investors with current income consistent with stability of principal and liquidity.
Stable Pooled Fund
This fund seeks to provide positive income with reduced return volatility through investment in a diversified portfolio of high quality fixed income securities. The fund invests in stable value fixed income instruments, including Guaranteed Investment Contracts (“GIC’s”), Bank Investment Contracts (“BIC’s”), as well as GIC alternatives, such as synthetic GIC’s.
INTERMEDIATE/LONG-TERM BONDS:
JPMorgan Core Bond A Fund
The investment seeks to maximize total return. The fund is designed to maximize total return by investing in a portfolio of investment grade intermediate — and long-term debt securities. As a matter of fundamental policy, the fund will invest at least 80% of assets in bonds. The fund’s average weighted maturity will ordinarily range between 4 and 12 years.
T. Rowe Price Corporate Income Fund
The investment seeks to provide high income and some capital growth. The fund normally invests at least 80% of net assets in corporate debt securities. It may invest in other securities in an effort to enhance income and achieve capital growth. These include: convertible securities, preferred stock, and equities, together limited to no more than 10% of total assets; mortgage and asset-backed securities, including some mortgage derivatives, together limited to no more than 5% of total assets. In addition, the fund may invest up to 10% of total assets in non-U.S. dollar-denominated fixed income securities.
LARGE-CAP STOCKS:
Black Rock Equity Dividend I Fund
The investment seeks long-term total return and current income. The fund invests primarily in a portfolio of equity securities. It normally invests at least 80% of assets in equity securities and at least 80% of assets in dividend paying securities. The fund may invest in securities of companies with any market capitalization, but will generally focus on large cap securities. It may invest up to 25% of total assets in securities of foreign issuers and may invest in securities from any country. The fund may invest in securities denominated in both U.S. dollars and non-U.S. dollar currencies.
Transamerica Partners Institutional Stock Index Fund
This fund seeks its objective by investing in the stocks comprising the Standard & Poor’s 500 Stock Index. The fund invests approximately the same percentage of its assets in each stock as the stock represents in the S&P 500 Index. Under normal market conditions, the fund invests at least 90% of its net assets in securities comprising the S&P 500 Index and related investments.
Transamerica Diversified Equity P Fund
The investment seeks to maximize long-term growth. This fund primarily invests at least 80% of net assets in domestic equity securities. It invests primarily in common stocks of growth-oriented companies. Each stock is evaluated and ranked on a consistent set of growth, valuation and quality criteria and the fund will seek diversified sources of return from these criteria. The fund may invest to a lesser extent in derivatives. It may invest in cash, cash equivalent securities or short-term debt securities.
SMALL/MID-CAP STOCKS:
Baron Small Cap Fund
The investment seeks capital appreciation. The fund normally invests 80% of net assets in equity securities in the form of common stock of small-sized growth companies with market capitalizations of less than $2.5 billion at the time of purchase selected for their capital appreciation potential. It seeks to purchase securities that BAMCO, Inc., the adviser, expects could increase in value by 50% within two years.

Columbia Acorn Fund
The investment seeks long-term capital appreciation. The fund normally invests a majority of net assets in small and mid-sized companies with market capitalizations under $5 billion at the time of investment. It invests the majority of assets in U.S. companies, but also may invest up to 33% of total assets in foreign companies in developed markets and emerging markets.
Diamond Hill Small Cap Fund, Class A
The investment seeks long-term capital appreciation. The fund normally invests at least 80% of its net assets in common stocks of U.S. companies with small capitalization that the adviser believes are undervalued. Small cap companies are companies with market capitalizations, at the time of purchase, below $2.5 billion or in the range of those market capitalizations of companies included in the Russell 2000 index.
Invesco Real Estate Institutional Funds
The investment seeks high total return through growth of capital and current income. The fund normally invests at least 80% of assets in securities of real estate and real estate-related companies, including real estate investment trusts (“REITs”). It primarily invests in equity securities. The fund may invest in equity and debt securities of issuers unrelated to the real estate industry that the portfolio managers believe are undervalued and have potential for growth of capital. It may invest in non-investment grade debt securities of real estate and real estate-related issuers.
Keeley Small-Cap Value Fund, Class A
The investment seeks capital appreciation. The fund invests in companies with a small market capitalization, which is currently defined as $3.5 billion or less. It normally invests at least 80% of net assets plus the amount of any borrowings for investment purposes in common stocks and other equity type securities (including preferred stock, convertible debt securities and warrants) of companies with small market capitalization. As long as an investment continues to meet its other criteria, the fund may choose to hold such securities even if the company grows beyond the $3.5 billion capitalization level.
Transamerica Partners Mid Value Fund
The fund invests primarily in stocks of medium sized companies which the fund’s advisers believe have below market valuations and present an opportunity for earnings improvement. Under normal circumstances, the fund invests at least 80% of its net assets in securities of medium sized (or mid-cap) companies and related investments.
INTERNATIONAL STOCKS:
American Funds EuroPacific Growth R4 Fund
The investment seeks to provide long-term growth of capital. The fund invests primarily in common stock of issuers in Europe and the Pacific Basin that the investment adviser believes have the potential for growth. It normally invests at least 80% of net assets in securities of issuers in Europe and the Pacific Basin. The fund may invest a portion of its assets in common stocks and other securities of companies in countries with developing economies and/or markets and may also hold cash, money market instruments and fixed-income securities.
MULTI-ASSET/OTHER:
Vanguard Target Retirement 2010 Fund
The investment seeks to provide growth of capital and current income. The fund primarily invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire within a few years of 2010. It allocates approximately 50% of assets to stocks and 50% to bonds and money market instruments. The fund’s asset allocation will become more conservative over time, meaning that the percentage of assets allocated to stocks will decrease as the percentage of assets in bonds and other fixed income investments increases. Within seven years after 2010, its asset allocation should resemble the Target Retirement Income Fund.
Vanguard Target Retirement 2020 Fund
The investment seeks to provide growth of capital and current income. The fund primarily invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2020. It allocates approximately 67% of assets to stocks and 33% to bonds and money market instruments. The fund’s asset allocation will become more conservative over time, meaning that the percentage of assets allocated to stocks will decrease as the percentage of assets in bonds and other fixed income investment increases. Within seven years after 2020, its asset allocation should resemble the Target Retirement Income Fund.
Vanguard Target Retirement 2030 Fund
The investment seeks to provide growth of capital and current income. The fund primarily invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire within a few years of 2030. It allocates approximately 82% of assets to stocks and 18% to bonds and money market instruments. The fund’s asset allocation will become more conservative over time, meaning that the percentage of assets allocated to stocks will decrease as the percentage of assets in bonds and other fixed income investments increases. Within seven years after 2030, its asset allocation should resemble the Target Retirement Income Fund.

Vanguard Target Retirement 2040 Fund
The investment seeks to provide growth of capital and current income. The fund primarily invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2040. It allocates approximately 90% of assets to stocks and 10% to bonds. The fund’s asset allocation will become more conservative over time, meaning that the percentage of assets allocated to stocks will decrease as the percentage of assets in bonds and other fixed income investments increases. Within seven years after 2040, its asset allocation should resemble the Target Retirement Income Fund.
Vanguard Target Retirement 2050 Fund
The investment seeks to provide growth of capital and current income. The fund primarily invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire within a few years of 2050. It allocates approximately 90% of assets to stocks and 10% in bonds. The fund’s asset allocation will become more conservative over time, meaning that the percentage of assets allocated to stocks will decrease as the percentage of assets in bonds and other fixed income investments increases. Within seven years after 2050, its asset allocation should resemble the Target Retirement Income Fund.
InterDigital Stock Fund
This fund invests in the common stock of InterDigital, Inc.
NOTE 2 SUMMARY OF ACCOUNTING POLICIES
The following accounting policies, which conform with accounting principles generally accepted in the United States(“GAAP”), have been used consistently in the preparation of the Plan’s financial statements.
Basis of Accounting
Accounting records are maintained by the custodian on the cash basis of accounting. The financial statements of the Plan reflect all material adjustments to place the financial statements on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investment Contracts
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and AICPA Statement of Position 962 (formerly 94-4-1) , Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment Valuation and Income Recognition
Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The InterDigital Stock Fund is valued at its year-end unit closing price (comprised of common stock market price plus uninvested cash position). The fair value of the guaranteed investment contracts are calculated by discounting the related cash flows based on current yields of similar investments with comparable durations.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.
Payment of Benefits
Benefits are recorded when paid.

Forfeited Accounts
At December 31, 2010 and 2009, forfeited non-vested accounts totaled $23,000 and $43,588, respectively. These forfeited accounts were fully utilized to reduce employer matching contributions in 2010 and 2009.
Recent Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (‘FASB’) issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This update provides amendments to ASC Topic 820 that will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. This standard is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Plan adopted the disclosures required as of January 1, 2010.
In September 2010, the FASB issued ASU No. 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans. Participant loans were previously classified as investments. The amendments in this update require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid balance plus any accrued but unpaid interest. The amendments in this update should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. The Plan adopted the amendments to this update retrospectively and the financial statements reflect participant loans as notes receivable rather than as investments.
Recently Issued Accounting Pronouncements Not Yet Adopted
As of December 31, 2010, there are no recently issued accounting standards not yet adopted that would have a material effect on the Plan’s financial statements.
Reclassifications
Certain reclassifications were made to the 2009 financial statements in order to conform to the 2010 financial statement presentation.
NOTE 3 — FAIR VALUE MEASUREMENTS
FASB ASC 820, Fair Value Measurements (formerly FASB Statement No. 157), establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:
Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;
Level 2
Inputs to the valuation methodology include:
     -Quoted prices for similar assets or liabilities in active markets;
     -Quoted prices for identical or similar assets or liabilities in inactive markets;
     -Inputs other than quoted prices that are observable for the asset or liability;
     -Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability;
Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.
Registered investment companies: Valued at the net asset value (“NAV”) of shares held by the plan at year-end.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and December 31, 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Registered investment companies	$43,575,288	$—	$—	$43,575,288
Common stocks		5,911,439	—	5,911,439
Guaranteed investment contract	—	—	3,538,979	3,538,979

Total assets at fair value	$43,575,288	$5,911,439	$3,538,979	$53,025,706

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Registered investment companies	$32,729,587	$—	$—	$32,729,587
Common stocks	—	5,548,597	—	5,548,597
Guaranteed investment contract	—	—	2,958,971	2,958,971

Total assets at fair value	$32,729,587	$5,548,597	$2,958,971	$41,237,155

The tables below set forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2010 and 2009:

	Guaranteed Investment Contract
	2010	2009

Balance, beginning of year	$2,958,971	$1,902,657
Unrealized gains relating to instruments still held at the reporting date	72,545	72,942
Purchases, sales, issuances and settlements (net)	507,463	983,372

Balance, end of year	$3,538,979	$2,958,971

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	72,545	72,942

NOTE 4 — INVESTMENTS
The following presents investments that represented five percent or more of the Plan’s net assets at December 31, 2010 and 2009:

	2010	2009
Transamerica Partners Institutional Stock Index Fund	$6,100,278	$5,150,564
InterDigital Stock Fund	5,911,439	5,548,597
American Funds EuroPacific Growth R4 Fund	4,565,565	3,968,063
Transamerica Diversified Equity P Fund**	4,528,115	3,582,291
Transamerica Partners Mid Value Fund	4,053,676	3,152,008
Stable Pooled Fund	3,538,979	2,958,971
JPMorgan Core Bond A Fund	3,241,195	2,587,053
Black Rock Equity Dividend I Fund	3,150,664	2,444,583
Federated U.S. Treasury Cash Reserves, Institutional Service Shares Fund	2,875,143	2,501,726

**	Formerly the Transamerica Premier Diversified Equity Investment Fund through November 13, 2009.
At December 31, 2010 and 2009, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2010	2009
Investment in common trusts	$72,545	$72,942
Registered investment companies	4,658,637	6,071,603
InterDigital Stock Fund	2,511,906	(156,698)

	$7,243,088	$5,987,847

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
NOTE 5 — NONPARTICIPANT-DIRECTED INVESTMENTS
Beginning June 1, 2009, all investments are participant-directed including the Company matching and discretionary employer contributions. Information about the components of and significant changes in net assets relating to the Plan’s nonparticipant-directed investments at December 31, 2009 are as follows:

2009
Net Assets
InterDigital Stock Fund	$5,548,597

Changes in Net Assets
Contributions	$1,195,504
Net appreciation (depreciation) in fair value of investments	(156,698)
Distributions	(364,372)
Transfers	(1,690,417)
Forfeitures and other	(23,414)

$(1,039,397)

NOTE 6 — GUARANTEED INVESTMENT CONTRACTS AND SECURITY-BACKED CONTRACTS
In 2004, the Plan entered into a benefit-responsive investment contract with the Stable Pooled Fund (the “Fund”). The Fund primarily invests in traditional GICs and security-backed contracts issued by insurance companies and other financial institutions. The Fund’s principal objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.
As described in Note 2, because the GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Diversified, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.
NOTE 7 — RELATED PARTY TRANSACTIONS
The Plan invests in shares of the Company’s common stock through the InterDigital Stock Fund. In 2010 and 2009, the Plan also invested in funds managed by Diversified. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.
NOTE 8 — PLAN EXPENSES
All costs and expenses incurred in the administration of the Plan (i.e., trustee and recordkeeper fees) are currently paid by the Company.
NOTE 9 — TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated June 13, 2005 that the Plan satisfies the qualification requirements under IRC Section 401(a) and that the trust maintained in connection with the Plan satisfies the requirements for exemption under IRC Section 501(a). The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan had taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
EIN 23-1882087
SCHEDULE H, PART IV(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		Current/Contract
Identity of Issue	Investment Type	Value
State Street Bank & Trust*	Cash	$2,806
Federated U.S. Treasury Cash Reserves, Institutional Service Shares Fund	Registered investment companies	2,875,143
JP Morgan Core Bond A Fund	Registered investment companies	3,241,195
Transamerica Partners Mid Value Fund*	Registered investment companies	4,053,676
Vanguard Target 2010 Retirement Fund	Registered investment companies	1,091,496
Vanguard Target 2020 Retirement Fund	Registered investment companies	1,607,805
Vanguard Target 2030 Retirement Fund	Registered investment companies	2,351,356
Vanguard Target 2040 Retirement Fund	Registered investment companies	287,354
Vanguard Target 2050 Retirement Fund	Registered investment companies	160,646
Invesco Real Estate Institutional Funds	Registered investment companies	1,865,347
American Funds EuroPacific Growth R4 Fund	Registered investment companies	4,565,565
Baron Small Cap Fund	Registered investment companies	2,462,649
Black Rock Equity Dividend I Fund	Registered investment companies	3,150,664
Columbia Acorn Fund	Registered investment companies	1,703,235
Diamond Hill Small Cap Fund, Class A	Registered investment companies	717,533
Keeley Small-Cap Value Fund, Class A	Registered investment companies	1,819,137
T. Rowe Price Corporate Income Fund	Registered investment companies	994,095
Transamerica Diversified Equity P Fund*	Registered investment companies	4,528,115
Transamerica Partners Institutional Stock Index Fund*	Registered investment companies	6,100,278

	Registered Investment Companies Total	$43,575,288

Stable Pooled Fund*	Investments in common trusts	3,320,132	**

	Collective Trust Fund Total	$3,320,132

InterDigital Stock Fund*	Employer Stock Fund	$5,911,439

Notes Receivable from Participant Loans*	Notes Receivable with Interest Rates of 4.25% to 9.25%	$210,495

TOTAL ASSETS HELD AT END OF YEAR		$53,020,160

*	transaction with party in interest

**	fair value is $3,538,979
Cost is not required for participant-directed investments.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERDIGITAL SAVINGS AND PROTECTION PLAN
	By:	InterDigital, Inc., in its capacity as Plan Sponsor and Plan Administrator

Date: June 23, 2011	By:	/s/ Richard J. Brezski
Richard J. Brezski
Chief Accounting Officer

EXHIBIT INDEX
     The following is a list of Exhibits filed as part of this Annual Report on Form 11-K:

Exhibit	Exhibit
Number	Description
23.1	Consent of Morison Cogen LLP